Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Report on Form 6-K furnished by Zhongchao Inc. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”), contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is furnished, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is furnished to confirm these statements to actual results, unless required by law.

Overview

We are not a Chinese operating company but rather a holding company incorporated in Cayman Islands. As a holding company with no material operation of our own, we conduct a substantial majority of our operation through our wholly owned subsidiary, Beijing Zhongchao Zhongxing Technology Limited, a PRC company (“Zhongchao WFOE”) and a variable interest entity in China, Zhongchao Medical Technology (Shanghai) Co., Ltd. (“Zhongchao VIE”) and its subsidiaries (collectively, the “PRC operating entities”). Due to the existing VIE agreements between Zhongchao WFOE and Zhongchao VIE, we are able to consolidate the financial results of Zhongchao VIE under the U.S. GAAP, however, we do not hold equity interest in Zhongchao VIE.

Zhongchao VIE, together with its subsidiaries, is a platform-based internet technology company offering services to patients with oncology and other major diseases in China. The PRC operating entities address the needs along the patient journey of symptoms occurrence, medical consultations, medication prescriptions, medication management, and treatment consultations. The PRC operating entities provide online healthcare information, professional training and educational services to healthcare professionals, patient management services in the professional field of tumor and rare diseases, internet healthcare services, and pharmaceutical services and operate an online information platform to general public.

The PRC operating entities provide the healthcare information, education, and training services to the healthcare professionals under their “MDMOOC” brand, which we believe is one of the leading consumer brands in China’s healthcare training and education sector, as evidenced by the Securities Research Report on online medical care industry by Essence Securities Co., Ltd., a company provides securities services throughout China, where the PRC operating entities are considered as one of the main and typical public company proving medical training with doctor interactive and online training platform and leading the Internet medical education industry. The PRC operating entities provide their healthcare educational content to the public via their “Sunshine Health Forums”, which, based on the amount of the registered users and daily review volume, we believe is one of the largest platforms in China, for general healthcare knowledge and information to the public. The PRC operating entities provide focused patient management services, via their “Zhongxun” IT system and WeChat mini program and Zhongxin Health WeChat mini program, to their pharmaceutical enterprises and not-for-profit organizations (“NFP”) customers.

The PRC operating entities commenced the operation, through Zhongchao VIE, in August 2012 with a vision to offer a wide range of accessible and immediate healthcare information and continuous learning and training opportunities for Chinese healthcare professionals. Since inception, the PRC operating entities have focused on developing their information, education, and training programs to address the needs in the healthcare industry in China; and developing online platforms and onsite activities to deliver the PRC operating entities’ information services, education programs and training products.

Recent Development

Chongqing Xinjiang Pharmaceutical Co., Ltd. (“Chongqing Xinjiang”), established on January 18, 2022, with a registered capital of $0.8 million, was a wholly-owned subsidiary of Shanghai Zhongxun Medical Technology Co., Ltd. Its primary business is selling patented drugs. For the six months ended June 30, 2025, considering the current operating conditions of Chongqing Xinjiang and changes in the market environment and following prudent assessment by the management, the Company has decided to cease Chongqing Xinjiang’s operations and completed the deregistration of Chongqing Xinjiang in accordance with applicable laws on June 30, 2025. The disposition of the patented pharmaceuticals sales business signifies a strategic shift from providing customized medical courses, customized medical training services, and patented pharmaceuticals sales to offering customized medical courses and customized medical training services in the future. However, based on the disclosed financial data, the revenue and assets of Chongqing Xinjiang are not material to the Company’s total revenue and assets. Therefore, it was not classified as a discontinued operation.

On August 4, 2025, the board of directors of the Company approved the adoption of the Company’s 2025 Equity Incentive Plan (the “2025 Plan”), which became effective on the same day. The 2025 Plan provides for discretionary grants of, among the others, options, share appreciation right, restricted shares, restricted share units, performance units and performance shares to employees, directors and consultants of the Company. The number of ordinary shares that may be issued under the 2025 Plan is limited to 10,000,000 shares to be increased on the first trading day of each calendar year of the Company beginning on the first trading day in January 2026, by an amount equal to 2.0% of the total number of issued and outstanding ordinary shares as of the last trading day in the immediately preceding calendar year. Notwithstanding, the aggregate maximum number of ordinary shares that may be issue under the Plan is 50,000,000 shares.

Key Factors that Affect Operating Results

We believe that the principal competitive factors in Zhongchao VIE’s markets are industry expertise, breadth and depth of service offerings, quality of the services offered, reputation and track record, marketing, scalability of infrastructure and price. The combination of Zhongchao VIE’s large user base, professional database and high quality education content position it to be a leading provider of healthcare information, education, and training services to meet the needs of healthcare organizations and professionals and will continue to contribute to our growth and success.

We believe the following factors drive Zhongchao VIE’s success:

-	Acknowledged by leading pharmaceutical enterprises

-	Reliable Professional Content Production

-	Well Organized and Easy-To-Use Websites and Apps

A. Results of Operations

The following table sets forth a summary of our condensed consolidated results of operations for the periods presented. This information should be read together with our unaudited condensed consolidated financial statements included elsewhere in this report. The results of operations in any period are not necessarily indicative of our future trends.

	For the Six Months Ended
	June 30,
	2025	2024
	(unaudited)	(unaudited)

Revenues
Service	$4,910,889	$6,595,083
Product	690,190	1,753,246
Total revenues	5,601,079	8,348,329
Cost of revenues
Service	(2,309,170)	(2,539,777)
Product	(582,185)	(1,071,456)
Total cost of revenues	(2,891,355)	(3,611,233)
Gross Profit	2,709,724	4,737,096

Operating Expenses
General and administrative expenses	(2,715,279)	(2,643,824)
Selling and marketing expenses	(865,882)	(2,009,753)
Research and development expenses	(8,012)	(135,069)
Total Operating Expenses	(3,589,173)	(4,788,646)

Loss from Operations	(879,449)	(51,550)

Interest income, net	141,855	101,106
Other income, net	93,182	27,133
(Loss) Income Before Income Taxes	(644,412)	76,689

Income tax (expenses) benefits	(217,907)	106,244

Net (Loss) Income	$(862,319)	$182,933

Revenues

We generate revenues from pharmaceutical enterprise customers and NFP from design and production of online medical courses, organizing offline medical training services, consulting and academic support services, patient management services for patient-aid projects, and sales of patented drugs.

For the six months ended June 30, 2025, revenue amounted to approximately $5.6 million, representing a decrease of approximately $2.7 million, or 32.9%, compared to approximately $8.3 million for the same period of the last year. The primary reason for the overall revenue decline is an approximately $1.0 million decrease in revenue from medical training and education services and an approximately $0.7 million decrease in revenues from patient-aid projects. This decrease resulted from the Company optimizing projects with extended payment cycles by choosing not to renew contracts or reducing collaborations. Additionally, sales of drugs decreased by approximately $1.0 million for the six months ended June 30, 2025 as compared to the same period of the last year. Over the past year or two, intensified competition among similar pharmaceutical products, coupled with the impact of centralized procurement in China, has made imported drugs uncompetitive in pricing. Companies have been forced to lower prices to clear inventories, resulting in lower sales.

Cost of revenues

Cost of revenues was comprised of direct related costs incurred for preparation of online medical training courses and offline education seminars and patient management services in patient-aid projects and cost of patented drugs.

Cost of revenues incurred for preparation of online medical training courses and offline education seminars and patient management services in patient-aid projects was comprised of direct related costs incurred for preparation of online medical training courses and offline education seminars and patient management services in patient-aid projects, including expenses of travelling and accommodation, seminar site-rental, video production and backdrop production, professional service fees charged by experts who provide online and offline seminars, and salary and welfare expenses incurred by the key members of the editorial, design and production team and patient-aid projects, as well as outsourced labor cost in patient-aid projects. The travelling and accommodation expenses, including but not limited to the transportation expenses and hotel accommodation expenses, represented the costs arising from lecturers’ attendance and participation of the offline seminars. Other travelling expenses were incurred by the Company’s medical department for videos production, live streaming of the offline seminars, and materials collection to create online courses. These travelling and accommodation expenses are well budgeted before any agreements entered into by the Company and the customers. Therefore, such expenses are well covered by the customers under those agreements. The Company is not reimbursed by the customers separately.

Cost of revenues incurred for patented drugs was primarily comprised of purchase cost of drugs.

Cost of revenues decreased from approximately $3.6 million for the six months ended June 30, 2024 to approximately $2.9 million for the six months ended June 30, 2025, a reduction of approximately $0.7 million, or 19.9%. This decrease was primarily due to a reduction of approximately $0.5 million in the cost of selling patented drugs, which was consistent with the decline in patented drugs sales. Additionally, costs for patient-aid projects and medical training and education services decreased by approximately $0.2 million for the six months ended June 30, 2025 as compared to the six months ended June 30, 2024 as the project scale was reduced, leading to a corresponding decrease in related expenditures.

Gross Profit

Gross profit decreased from approximately $4.7 million for the six months ended June 30, 2024, to approximately $2.7 million for the six months ended June 30, 2025, a decrease of approximately $2.0 million, or 42.8%. For the six months ended June 30, 2025 and 2024, the Company’s overall gross margin was 48.4% and 56.7%, respectively. The primary reason for the decline in gross margin was the decrease in gross margins for both patented drug sales and medical training and education services. The drop in gross margin for patented drug sales resulted from inventory clearance and discounted sales of patented drugs. Meanwhile, the decline in gross margin for medical training and education services stemmed from intensified competition leading to reduced revenue, while labor costs and other inputs could not be reduced at the same pace.

General and administrative expenses

General and administrative expenses increased by approximately $0.1 million, or 2.7%, to approximately $2.7 million for the six months ended June 30, 2025 from approximately $2.6 million for the same period in 2024. The primary reason for the increase in administrative expenses was a rise of approximately $0.2 million in service and business costs incurred by the Company to expand its future overseas operations. Nevertheless, rental expenses decreased by $0.1 million as the Company purchased an office space in 2024 and thereby terminated its lease agreement.

Selling and marketing expenses

Selling and marketing expenses decreased by approximately $1.1 million, or 56.9%, to approximately $0.9 million for the six months ended June 30, 2025 from approximately $2.0 million for the same period in 2024. The primary reason for the decrease in sales and marketing expenses was a reduction of approximately $1.1 million in advertising and promotional expenses for the six months ended June 30, 2025. This decline resulted from the Company’s enhanced reputation within the healthcare industry, reduced domestic expenditures, and decreased promotional expenses for the sale of patented drugs.

Research and development expenses

Research and development (“R&D”) expenses decreased by approximately $0.1 million, or 94.1%, to approximately $8,000 for the six months ended June 30, 2025 from approximately $0.1 million for the same period of in 2024. The decrease was mainly attributable to the decreased personnel number as the Company reduced its R&D projects.

Other income, net

For the six months ended June 30, 2025, other income primarily consisted of interest income of approximately $0.1 million and approximately $93,000 other income.

For the six months ended June 30, 2024, other income primarily consisted of interest income of approximately $0.1 million and approximately $27,000 other income.

Income tax benefits (expenses)

For the six months ended June 30, 2025, we recorded income tax expenses of approximately $0.2 million, comprising: (i) approximately $0.1 million recognized by Chongqing Xinjiang due to the settlement of prior year tax liabilities; and (ii) approximately $0.1 million recognized by Shanghai Zhongxuan due to deferred tax liability. This compares to an income tax benefit of approximately $0.1 million for the six months ended June 30, 2024.

Net income (loss)

As a result of the foregoing, we had a net loss of approximately $0.9 million for the six months ended June 30, 2025 as compared with a net income of approximately $0.2 million for the six months ended June 30, 2024.

Taxation

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current tax laws of BVI, the Company’s subsidiary incorporated in the BVI is not subject to tax on income or capital gains.

Hong Kong

Zhongchao Group Limited (“Zhongchao HK”) is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD $2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Zhongchao HK is exempted from income tax on its foreign-derived income and there is no withholding taxed in Hong Kong on remittance of dividends.

USA

Zhongchao USA LLC (“Zhongchao USA”) is incorporated in the United States and is subject to a federal tax rate of 21%.

Japan

Under the current tax laws of Japan, Zhongchao Japan (“Zhongchao Japan”) is incorporated in Japan is subject to an income tax rate of 30%.

PRC

For the six months ended June 30, 2025 and 2024, Zhongchao VIE is subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%. The Company’s other subsidiary and Zhongchao VIE’s subsidiaries that are located in the PRC were qualified as Small and Micro-sized Enterprises (“SMEs”).

SMEs are entitled to a reduced EIT rate of a reduced EIT rate of 20%, 75% reduction of taxable income for the first RMB 3,000,000 taxable income and, and no reduction for the remaining taxable income for the six months ended June 30, 2025 and 2024.

In September 2018, the State Taxation Administration of the PRC announced a preferential tax treatment for research and development expenses. Qualified entities are entitled to deduct 175% research and development expenses against income to reach a net operating income.

Critical Accounting Estimates

The preparation of condensed financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. For a full description of our critical accounting policies, refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in our annual report on Form 20-F for the year of 2024. While there have been no material changes to our critical accounting policies, or the methodologies or assumptions we apply under them, we continue to monitor such methodologies and assumptions.

B. Liquidity and capital resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our operations primarily through cash flows from operations, bank borrowings and equity financing.

During the six months ended June 30, 2025 and 2024, the Company generated net loss of approximately $0.9 million and net income of approximately $0.2 million, respectively. As of June 30, 2025, we had cash and cash equivalents of approximately $8.9 million and working capital of approximately $16.8 million. We intend to use these funds to grow our business primarily by:

●	Strengthen our brand awareness of MDMOOC and Zhongxin Health

●	Expand and enhancement of medical course content

●	Grow medical professional user community

●	Recruit more experienced editorial staff

●	Develop new teaching platforms based on machine learning and AI

●	Explore the business in services for cancer patients support

Although we consolidate the results of the Zhongchao VIE and its subsidiaries, we only have access to cash balances or future earnings of the Zhongchao VIE and its subsidiaries through our VIE Arrangements with Zhongchao VIE.

Current foreign exchange and other regulations in the PRC may restrict our PRC subsidiary, Zhongchao VIE and its subsidiaries in their ability to transfer their net assets to the Company and its subsidiaries in Cayman Islands, and Hong Kong. However, these restrictions have no impact on the ability of the PRC entities to transfer funds to us as we have no present plans to declare dividend which we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations as all of our current cash obligations are due within the PRC.

To utilize the proceeds, we received from the IPO and over-allotment and shelf offering, we may make additional capital contributions to the PRC entities, establish new PRC entities and make capital contributions to these new PRC entities, or make loans to the PRC entities. However, most of these uses are subject to PRC regulations.

A majority of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service-related foreign exchange transactions.

We expect that a substantial majority of our future revenues will be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, the PRC entities are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Cash Flows

The following table sets forth a summary of our cash flows for the six months ended June 30, 2025 and 2024.

	For the Six Months Ended
	June 30,
	2025	2024
	(unaudited)	(unaudited)
Net Cash Provided by Operating Activities	$1,820,881	$809,598
Net Cash Used in Investing Activities	(980,271)	(1,797,664)
Effect of exchange rate changes on cash and cash equivalents	230,106	(280,819)
Net increase (decrease) in cash and cash equivalents	1,070,716	(1,268,885)
Cash and cash equivalents at beginning of period	7,841,306	7,548,694
Cash and cash equivalents at end of period	$8,912,022	$6,279,809

Operating activities

For the six months ended June 30, 2025, net cash provided by operating activities amounted to approximately $1.8 million, primarily derived from: (i) depreciation and amortization expenses of approximately $0.2 million and provision for expected credit losses of approximately $0.3 million; (ii) net changes in operating assets and liabilities, primarily due to a decrease in accounts receivable of approximately $1.0 million during the six months ended June 30, 2025 (resulting from intensified collection efforts amid declining sales caused by intense industry competition), a decrease in inventories of approximately $0.6 million (due to inventory clearance following Chongqing Xinjiang’s deregistration), an increase in advances from customers of approximately $0.5 million, and an increase in accounts payable of approximately $0.4 million. The increase in cash was partially offset by the following factors: an adjusted net loss of approximately $0.9 million incurred over the six-month period, a decrease in accrued expenses and other liabilities of approximately $0.2 million, and an increase in other current assets of approximately $0.2 million.

Net cash provided by operating activities was approximately $0.8 million for the six months ended June 30, 2024, mainly derived from (i) net income of approximately $0.2 million for the six months adjusted for noncash items including approximately $0.1 million changes in fair value of short-term investments, approximately $0.1 million amortization of right of use assets and approximately $0.1 million of bad debt expenses, and (ii) net changes in our operating assets and liabilities, principally due to an increase in accounts payable of approximately $0.6 million due to more of promotion fees were toward the end of the six months ended June 30, 2024 and the amount payable was not due as of June 30, 2024 and a decrease in prepayments of approximately $0.3 million as we delayed certain prepayments to reserve capital for our operations. The increase in cash was partially offset by a decrease in advance from customers of approximately $0.3 million due to decrease in our sales and a decrease in our lease liabilities of approximately $0.1 million due to payments of the rents upon due.

Investing activities

Net cash used in investing activities was approximately $1.0 million for the six months ended June 30, 2025. This was primarily attributable to our investment of approximately $6.1 million in short−term investments. The net cash used in investing activities was offset by the receipt of approximately $5.2 million in proceeds from the redemption of such investments during the six-month period ended June 30, 2025.

Net cash used in investing activities was approximately $1.8 million for the six months ended June 30, 2024, which was primarily due to cash used in purchase of property and equipment of approximately $2.1 million and net cash invested in short-term investment of approximately $0.2 million. For the six months ended June 30, 2024, we acquired a new office building in Beijing with original cost of approximately $2.1 million. For the six months ended June 30, 2024, we invested approximately $5.4 million in short-term investments and received proceeds of approximately $5.2 million from redemption of short-term investments. The cash used is partially offset by the repayment of approximately $0.3 million from loan to third-party and approximately $0.2 million from proceeds from redemption of equity investment.

Holding Company Structure

Zhongchao Inc. is a holding company with no material operations of its own. We consolidate the financial results of Zhongchao VIE, the VIE, and its subsidiaries in China as primary beneficiary under the U.S. GAAP pursuant to the VIE agreements between Zhongchao WFOE and Zhongchao VIE. As a result, Zhongchao Inc.’s ability to pay dividends depends upon dividends paid by the PRC operating entities. If the existing PRC operating entities or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China, or Zhongchao WFOE, is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary, the VIE and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and Zhongchao VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C. Research and development, Patents and License, etc.

Research and development expenses consist primarily of salary and welfare expenses for IT department employees who work for development of the PRC operating entities’ platform and database, and software and related intellectual property expenses which was used to develop an extensive library of licensed content and medical database.

Our research and development expenses were approximately $8,000 and approximately $0.1 million for the six months ended June 30, 2025 and 2024, respectively.

D. Trend information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Off-balance Sheet Arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our unaudited condensed consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.